

May 14, 2013

<u>Via E-Mail</u>
Mark Moshayedi
President and Chief Executive Officer
sTec, Inc.
3001 Daimler Street
Santa Ana, CA 92705

> **Re:** **sTec, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 6, 2013**
> **File No. 000-31623**

Dear Mr. Moshayedi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General Information</u>

<u>What vote is required for each item?, page 4</u>

1.  We noticed the assertion that "[b]ecause the number of nominees timely nominated for election at the Annual Meeting exceeds the number of directors to be elected at the Annual Meeting, the election of directors at the Annual Meeting is a contested election." Please cite to the source of legal authority that supports sTec's definition of "contested election." Please reconcile this definition with the definition of "Solicitation in Opposition" given in Note 3 to Rule 14a-6(a).

<u>Who pays for this proxy solicitation and what is the method of solicitation?, page 5</u>

2.  Please expand the disclosure to state all material features of the agreement with MacKenzie Partners. Refer to Item 4(b)(3) of Schedule 14A.

Certain Background Information, page 6

3.      On page 7, the board expresses the belief that the loss of Messrs. Mark and Manouch
        Moshayedi would "potentially result in departures of many of our critical research and
        development engineers." Support for opinions or beliefs should be self-evident,
        disclosed in your materials, or provided to the staff on a supplemental basis with a view
        toward disclosure. Please provide supplemental information, or further disclosure in the
        document as appropriate, to support this statement.

Compensation of Non-Employee Directors

Overview, page 12

4.      The first paragraph of this section states that Mr. Manouch Moshayedi was not paid for
        his service as a director because he was also an employee. On September 18, 2012,
        however, he was no longer serving as an executive officer, and thereby appears to have
        become a non-employee director for part of 2012. Please advise us with respect to this
        apparent discrepancy, or revise your disclosure accordingly.

Item No. 2.  Approval of An Amendment to sTec's Bylaws to Increase the Minimum and
Maximum Size of Our Board of Directors

Summary, page 21

5.      Please balance the disclosure in the fifth paragraph by disclosing the disadvantages of a
        larger board of directors.

Item 5.  Ratification of Selection of Independent Registered Public Accounting Firm, page 28

6.      Refer to the third sentence of the second paragraph. Please state whether the reports of
        PwC were modified as to uncertainty, in accordance with Item 304(a)(1)(ii) of Regulation
        S-K.

Security Ownership of Certain Beneficial Owners and Management, page 29

7.      Footnote (9) indicates that Mike Moshayedi shares, presumably with the trustee and
        possibly the trust, voting and dispositive power with respect to the shares. Please clarify
        the disclosure with respect to the shared beneficial ownership by confirming the identities
        of all persons who hold voting and/or dispositive power over these shares.

8.      We note the phrase "may be deemed" in the footnote (11). Please revise to remove any
        uncertainty regarding who holds voting or investment power over the shares.

9.      Manouch Moshayedi, Mark Moshayedi, Mike Moshayedi and certain irrevocable trusts have not disclosed in a Schedule 13D filing or otherwise that a group has been formed with respect to their collective beneficial ownership.  It has been brought to our attention, however, that representatives of sTec have asserted Manouch Moshayedi "controls 27%" of the issuer's common stock.  In view of these assertions reportedly being made by representatives and/or employees of sTec, please advise us, with a view toward revised disclosure, whether a group has been formed within the meaning of Exchange Act Section 13(d)(3) and corresponding Rule 13d-5(b)(1) of Regulation 13D-G.

Certain Relationships and Related Party Transactions

MDC (Leased Facilities), page 57

10.     Please compute and disclose the amount involved in the transaction in accordance with Instruction 3.a. to Item 404(a).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In this regard, the nominees described in the Proxy Statement should be consistent with those that the non-registrants intend to nominate as indicated in their most current filing.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gabriel Eckstein at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc:     <u>Via E-mail</u>
        James J. Moloney, Esq.
        David C. Lee, Esq.
        Gibson, Dunn and Crutcher LLP